UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2015

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-19772

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF Financial Corp.
Retirement Savings Plan
Financial Statements

June 30, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm……………………….    1

Financial Statements
Statements of net assets available for benefits…………………………………    3
Statement of changes in net assets available for benefits………………………    4
Notes to financial statements………………………………………………...…    5 - 13
Supplementary Information
Schedule H, line 4i - schedule of assets held at end of year……………………. 14
Signatures………………………………………………………………………     15
Exhibits
Exhibit 23 - Consent of Independent Registered Public Accounting Firm……     16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrative Committee
HF Financial Corp. Retirement Savings Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan (the Plan) as of June 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended June 30, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, as of June 30, 2015 and 2014 and for the year ended June 30, 2015, the Plan adopted the new accounting guidance in Accounting Standards Update 2015-12 “Plan Accounting: (Topics 962 and 965) - (Part I): Fully Benefit-Responsive Investment Contracts” to record the fully benefit-responsive investment contract at fair value, using Topic 946 net asset value practical expedient, and remove the adjustment to reconcile contract value to fair value in the statements of net assets available for benefits and the Plan adopted the new accounting guidance in Accounting Standards Update 2015-12 "Plan Accounting (Topics 960, 962 and 965) - (Part II): Plan Investment Disclosures” to simplify the investment disclosure requirements. Further, as of June 30, 2015 and 2014 and for the year ended June 30, 2015, the Plan adopted the new accounting guidance in Accounting Standards Update 2015-7, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Our opinion is not modified with respect to these matters.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule H, Line 4i - Schedule of Assets Held at End of Year as of June 30, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Mankato, Minnesota
December 7, 2015

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits
June 30, 2015 and 2014

	2015	2014
ASSETS
Investments:
Participant directed:
Collective investment funds	$12,133,498	$11,844,406
Unitized stock fund	1,126,510	1,005,378
Total participant directed investments	13,260,008	12,849,784

Notes receivable from participants	142,521	92,089

Employer receivables (401(k) matching)	90,674	78,338

Accounts receivable - other	39,356	—

Total Assets	13,532,559	13,020,211

LIABILITIES
Accounts payable	—	2,087

Net Assets Available for Benefits	$13,532,559	$13,018,124

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2015

Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$382,934
Less investment expense	(56,633)
Net investment income/(loss)		326,301

Interest income on notes receivable from participants		4,859

Contributions:
Employer	376,131
Participants	1,139,160
Rollover	30,901
		1,546,192
Total additions		1,877,352

Deductions from net assets attributed to:
Benefits paid to participants	1,339,980
Administrative expenses	22,937
Total deductions		(1,362,917)
Net increase/(decrease)		514,435

Net assets available for benefits:
Beginning of year		13,018,124
End of year		$13,532,559

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan
Notes to Financial Statements

Note 1.        Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Plan Administrative Committee comprised of up to four persons appointed by the Company’s Board of Directors. The Plan Trustee is Home Federal Bank, Investment Management and Trust Department.

Effective February 17, 2010 Home Federal Bank, as Trustee, contracted with First Mercantile to perform recordkeeping and custodial tasks for the Plan, and the Plan’s investment assets were transferred to investment options offered by First Mercantile Trust Company.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21. Employees are eligible for other benefits of the Plan on the first day of the quarter after completing 6 months of service and attaining age 21.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. The Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the plan for the year ended June 30, 2015. Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

Participant accounts: Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, Plan earnings, and charged with payments of benefits and an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined.

Forfeitures: At June 30, 2015 and 2014, forfeited non-vested accounts totaled $10,576 and $5,484 respectively. Forfeited balances of terminated participants’ non-vested employer matching accounts are allocated first to restore benefits under the Plan, if applicable; second to pay qualifying Plan expenses, if any; third to reduce employer contributions for the year, if any; and fourth to provide an additional contribution to eligible participants for the year. During the year ended June 30, 2015, $24,250 in forfeited non-vested accounts was used to pay qualifying Plan expenses.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.        Plan Description and Amendments (continued)

Participants’ investment options: Participants must direct their salary deferral, Roth Elective contributions, and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan 401(k) contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of participants’ accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive benefits in either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the participant’s life expectancy. A terminated participant with a vested balance of less than $1,000 may be automatically paid out by the Plan upon termination. Distributions may be made at the participant’s election prior to termination upon attainment of age 59 ½, or hardship as defined in the Plan Document.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions. Interest rates as of June 30, 2015 were 4.25%.

Voting rights: Each participant owning HF Financial Corp common stock held in the unitized stock fund is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Note 2.        Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.        Significant Accounting Policies (continued)

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is accrued on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants: Notes Receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent Notes Receivables are reclassified as distributions based upon the terms of the plan document.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan. All administrative expenses not paid by the Company are the responsibility of the Plan.

Fair Value Measurement: Topic ASC 820, “Fair Value Measurements and Disclosures”, establishes a consistent framework for measuring fair value under GAAP and expands disclosure requirements for fair value measurements. Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.        Significant Accounting Policies (continued)

Level 2:	Inputs to the valuation methodology include:
-Quoted prices for similar assets or liabilities in active markets;
-Quoted prices for identical or similar assets or liabilities in inactive markets;
-Inputs, other than quoted prices, observable for the asset or liability; and
-Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2015 and 2014.
Collective investment funds: Valued at fair value based on the net asset value (NAV) of the observable market prices of the underlying assets held in the fund managed.
Unitized stock fund: Valued at NAV based on the closing price of the underlying securities reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Recent Accounting Guidance: The Plan adopted the provisions of Accounting Standards Update (ASU) 2015-12 (Part I), “Plan Accounting (Topics 962 and 965): Fully Benefit-Responsive Investment Contracts”. This ASU clarifies that indirect investment in fully benefit-responsive investment contracts follows Topic 946 net asset value practical expedient to determine fair value of the asset and removes the adjustment to reconcile contract value to fair value in the statement of net assets available for benefits.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.        Significant Accounting Policies (continued)

The Plan adopted the provisions of Accounting Standards Update (ASU) 2015-12 (Part II), "Plan Accounting (Topics 960, 962 and 965): Plan Investment Disclosures”. This ASU eliminates the disclosure of individual investments that represent 5% or more of net assets available for benefits, eliminates the net appreciation or depreciation for investments by general type, and requires that investments be grouped only by general type, eliminating the need to disaggregate the investments by nature, characteristics, and risks.
The Plan adopted the provisions of Accounting Standards Update (ASU) 2015-7, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.
The Plan has adopted these standards as Plan management believes the presentation is more relevant to the users of the financial statements. Accordingly, the accounting changes have been retrospectively applied to the prior period presented, as required.
Note 3.        Investments

In accordance with Subtopic 820-10, investments that are measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The Plan does not hold any investments required to be presented in the fair value hierarchy.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.        Investments (continued)

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of June 30, 2015 and 2014. The collective funds are held in the Premier Trust Fund of FMT sponsored by First Mercantile Trust Company.

2015
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective funds:
American Funds Amcap	$360,730	—	Daily	Daily
Pimco Total Return Instl	398,275	—	Daily	Daily
Dodge & Cox International Stock Fund	486,111	—	Daily	Daily
iShares MSCI EAFE Index ETF	137,065	—	Daily	Daily
Vanguard 500 Index Fund	503,504	—	Daily	Daily
Vanguard GNMA	78,327	—	Daily	Daily
Vanguard Midcap Index	554,080	—	Daily	Daily
Vanguard Growth Index	369,871	—	Daily	Daily
Vanguard Total Bond Market Index	104,022	—	Daily	Daily
Vanguard Value Index	392,878	—	Daily	Daily
Vanguard Small Cap Stock Index	560,856	—	Daily	Daily
T. Rowe Price Value Fund	406,096	—	Daily	Daily
LifeStyle Income & Conservative	400,249	—	Daily	Daily
LifeStyle Moderately Conservative	1,165,578	—	Daily	Daily
LifeStyle Moderately Aggressive	2,646,515	—	Daily	Daily
LifeStyle Aggressive Growth Strategy	2,186,358	—	Daily	Daily
FFTW Income Plus (Stable Value)	1,382,983	—	Daily	Daily
Total Collective Funds	12,133,498
Unitized stock funds:
HF Financial Corp. Stock Fund	1,126,510	—	Daily	Daily

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.        Investments (continued)

2014
		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective funds:
American Funds Amcap	$306,873	—	Daily	Daily
Pimco Total Return Instl	354,983	—	Daily	Daily
Dodge & Cox International Stock Fund	449,168	—	Daily	Daily
iShares MSCI EAFE Index ETF	141,876	—	Daily	Daily
Vanguard 500 Index Fund	400,410	—	Daily	Daily
Vanguard GNMA	36,652	—	Daily	Daily
Vanguard Midcap Index	656,372	—	Daily	Daily
Vanguard Growth Index	236,824	—	Daily	Daily
Vanguard Total Bond Market Index	117,981	—	Daily	Daily
Vanguard Value Index	224,944	—	Daily	Daily
Vanguard Small Cap Stock Index	606,721	—	Daily	Daily
T. Rowe Price Value Fund	369,135	—	Daily	Daily
LifeStyle Income & Conservative	286,157	—	Daily	Daily
LifeStyle Moderately Conservative	1,048,268	—	Daily	Daily
LifeStyle Moderately Aggressive	2,748,895	—	Daily	Daily
LifeStyle Aggressive Growth Strategy	2,290,691	—	Daily	Daily
FFTW Income Plus (Stable Value)	1,568,456	—	Daily	Daily
Total Collective Funds	11,844,406
Unitized stock funds:
HF Financial Corp. Stock Fund	1,005,378	—	Daily	Daily

The HF Financial Corp. Stock Fund seeks to emphasize investing for long term growth and to allow employees to invest in their company. The fund invests in shares of the common stock of HF Financial Corp (Ticker: HFFC), which operates as a Regional Community Bank. This fund holds shares of HF stock as well as money market instruments to accommodate daily liquidity needs.

Participant directed investment in HF Financial Corp. common stock results from market purchase. Effective February 18, 2010, the common stock is held in a unitized stock fund held by First Mercantile Trust Company.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 4.        Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.

Note 5.        Tax Status

Effective July 1, 2010, the Plan adopted a prototype plan document sponsored by Retirement Direct, LLC. Retirement Direct, LLC received an opinion letter from the IRS, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS, and the prototype document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of American require plan management to evaluate tax positions taken by the plan and recognize a tax liability (tax asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Note 6.        Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7.        Related Party and Party-in-Interest Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2015, the Plan paid administrative fees to the Trustee of $8,350.

The stock appreciation from the HF Financial Corp. Stock fund totaled $115,814 in fiscal year 2015. Refer to Note 3 for detailed information pertaining to HF Financial Corp. Stock Fund. Certain Plan investments are units of collective investment funds managed by First Mercantile Trust Company. First Mercantile Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and administrative services to First Mercantile were $55,171 in fiscal year 2015. Other fees paid by the Plan for audit fees and miscellaneous administrative fees totaled $16,050 for the year ended June 30, 2015.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 8.        Subsequent Events

Effective July 1, 2015, the plan was restated to add a safe harbor matching contribution, non-elective contribution, and change eligibility requirements for the matching and non-elective contribution. In addition, participants are allowed to defer up to 100% of their eligible compensation up to IRS limits.

On November 30, 2015 Great Western Bancorp, Inc. and HF Financial Corp. announced the signing of a definitive merger agreement pursuant to which Great Western Bancorp, Inc. will acquire HF Financial Corp. subject to certain conditions, including the approval by Home Federal’s stockholders and customary regulatory approvals.

The plan has evaluated subsequent events through December 7, 2015, the date which the financial statements were issued.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year
EIN: 46-0418532        PN: 002
June 30, 2015

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value

* HF Financial Corp.	HF Financial Corp. Stock Fund	N/A	$1,126,510
* First Mercantile	American Funds Amcap	N/A	360,730
* First Mercantile	Pimco Total Return Instl	N/A	398,275
* First Mercantile	Dodge & Cox International Stock Fund	N/A	486,111
* First Mercantile	iShares MSCI EAFE Index ETF	N/A	137,065
* First Mercantile	Vanguard 500 Index	N/A	503,504
* First Mercantile	Vanguard GNMA	N/A	78,327
* First Mercantile	Vanguard Midcap Index	N/A	554,080
* First Mercantile	Vanguard Growth Index	N/A	369,871
* First Mercantile	Vanguard Total Bond Market Index	N/A	104,022
* First Mercantile	Vanguard Value Index	N/A	392,878
* First Mercantile	Vanguard Small Cap Stock Index	N/A	560,856
* First Mercantile	T. Rowe Price Value	N/A	406,096
* First Mercantile	LifeStyle Income & Conservative	N/A	400,249
* First Mercantile	LifeStyle Moderately Conservative	N/A	1,165,578
* First Mercantile	LifeStyle Moderately Aggressive	N/A	2,646,515
* First Mercantile	LifeStyle Aggressive Growth	N/A	2,186,358
* First Mercantile	FFTW Income Plus (Stable Value)	N/A	1,382,983
* Participant Loans	Participant Note Receivable
	rates(4.25%) & maturities(2015-2020)	—	142,521
	Total	—	$13,402,529

* Known to be a party-in-interest to the Plan.
N/A – Not applicable for participant directed accounts.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 7, 2014	By:	Home Federal Bank, trustee of the
HF Financial Corp. Retirement Savings Plan

		By:	/s/ Stephen M. Bianchi
Stephen M. Bianchi, President/CEO

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm